Term Sheet To product supplement ZZ dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012 Deutsche Bank AG	Term Sheet No. 1713ZZ Registration Statement No. 333-184193 Dated February 26, 2013; Rule 433
Structured Investments	Deutsche Bank $ Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due March 12*, 2014
General
•
The notes are designed for investors who seek a return linked to the performance of the Brazilian real (the “Underlying Currency”) relative to the U.S. dollar (the “Reference Currency”). If the Currency Performance, calculated as set forth below, is positive or zero (meaning that the Brazilian real strengthens or remains unchanged relative to the U.S. dollar), or negative (meaning that the Brazilian real weakens relative to the U.S. dollar) by not more than 10.00%, investors will receive a return equal to the greater of the Currency Performance and the Contingent Minimum Return of 8.05%. However, if the Currency Performance is negative by more than 10.00%, investors will be fully exposed to the negative Currency Performance, and will lose 1% of their initial investment for every 1% of the negative Currency Performance. Investors should be willing to lose a significant portion or all of their initial investment if the Currency Performance is negative by more than 10.00%. The notes do not pay any coupons. Any Payment at Maturity of the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing March 12*, 2014†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (“Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about March 1*, 2013 (the “Trade Date”) and are expected to settle on or about March 6*, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying Currency:	Brazilian real (“BRL”)
Reference Currency:	U.S. dollar (“USD”)
Contingent Minimum Return:	8.05%
Payment at Maturity:
At maturity, you will receive a cash Payment at Maturity per $1,000 Face Amount of notes, calculated as follows:
•   If the Currency Performance is positive, zero or negative by not more than 10.00%:
$1,000 + [$1,000 x the greater of (a) Currency Performance and (b) Contingent Minimum Return)]
Due to the Currency Performance calculation, the maximum Currency Performance is 100%, resulting in a maximum Payment at Maturity of $2,000 per $1,000 Face Amount of notes.
•   If the Currency Performance is negative by more than 10.00%:
$1,000 + ($1,000 × Currency Performance)
You will lose a significant portion or all of your investment in the notes if the Currency Performance is negative by more than  10.00%. In no case will the Payment at Maturity be less than zero. Any Payment at Maturity of the notes is subject to the credit of the Issuer.

Currency Performance:	The performance of the Underlying Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate Initial Spot Rate

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100%. There is no comparable limit on the negative performance of the Underlying Currency. However, in no case will the Payment at Maturity be less than zero.

Spot Rate:
On any day, the USD/BRL Spot Rate for the Brazilian real will be the U.S. dollar/Brazilian real offered rate for U.S. dollars, expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes), by approximately 6:00 p.m., Sao Paulo time, on such date of calculation, which appears on Reuters Page “BRFR” or any successor page, on such date of calculation.
A higher Spot Rate indicates a weakening of the Underlying Currency against the U.S. dollar, while a lower Spot Rate indicates a strengthening of the Underlying Currency against the U.S. dollar. If the foregoing Spot Rate is unavailable (or is published in error), the Final Valuation Date may be postponed and the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner as described under “Description of Securities — Adjustments to Valuation Dates” in the accompanying product supplement.

Initial Spot Rate:	The Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate:	The Spot Rate for the Underlying Currency on the Final Valuation Date
Trade Date	March 1*, 2013
Settlement Date	March 6*, 2013
Final Valuation Date†:	March 7*, 2014
Maturity Date†:	March 12*, 2014
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RBW2/ US25152RBW25
*
Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.

†	Subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per security	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
February 26, 2013

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with product supplement ZZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement ZZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005086/crt_dp33013-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What is the Return on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Spot Rate?

The following table illustrates the hypothetical return at maturity on the notes.  The hypothetical returns set forth below assume a hypothetical Initial Spot Rate of 2.0000 and reflect the Contingent Minimum Return of 8.05%. The actual Initial Spot Rate will be determined on the Trade Date. The hypothetical returns set forth below are for illustrative purposes only.  The actual return applicable to a purchaser of the notes will be based on the Final Spot Rate, observed on the Final Valuation Date.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Spot Rate	Currency Performance	Payment at Maturity	Return on the Notes
0.2000	90.00%	$1,900.00	90.00%
0.4000	80.00%	$1,800.00	80.00%
0.6000	70.00%	$1,700.00	70.00%
0.8000	60.00%	$1,600.00	60.00%
1.0000	50.00%	$1,500.00	50.00%
1.2000	40.00%	$1,400.00	40.00%
1.4000	30.00%	$1,300.00	30.00%
1.6000	20.00%	$1,200.00	20.00%
1.8000	10.00%	$1,100.00	10.00%
1.8390	8.05%	$1,080.50	8.05%
1.9000	5.00%	$1,080.50	8.05%
2.0000	0.00%	$1,080.50	8.05%
2.1000	-5.00%	$1,080.50	8.05%
2.2000	-10.00%	$1,080.50	8.05%
2.4000	-20.00%	$800.00	-20.00%
2.5000	-25.00%	$750.00	-25.00%
2.6000	-30.00%	$700.00	-30.00%
2.8000	-40.00%	$600.00	-40.00%
3.0000	-50.00%	$500.00	-50.00%
3.2000	-60.00%	$400.00	-60.00%
3.4000	-70.00%	$300.00	-70.00%
3.6000	-80.00%	$200.00	-80.00%
3.8000	-90.00%	$100.00	-90.00%
4.0000	-100.00%	$0.00	-100.00%
4.2000	-110.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical returns set forth in the table above are calculated.

Example 1: The Final Spot Rate is less than the Initial Spot Rate (the Brazilian real strengthens relative to the U.S. dollar), resulting in a Currency Performance of 5.00%. Because the Currency Performance of 5.00% is positive and the Currency Performance is less than the Contingent Minimum Return of 8.05%, the investor receives a Payment at Maturity of $1,080.50 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x the greater of (a) 5.00% and (b) 8.05%) = $1,080.50

Example 2: The Final Spot Rate is greater than the Initial Spot Rate (the Brazilian real weakens relative to the U.S. dollar), resulting in a Currency Performance of -5.00%.  Because the Currency Performance of -5.00% is negative by not more than 10.00%, and the Currency Performance is less than the Contingent Minimum Return of 8.05%, the investor receives a Payment at Maturity of $1,080.50 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x the greater of (a) -5.00% and (b) 8.05%) = $1,080.50

Example 3: The Final Spot Rate is less than the Initial Spot Rate (the Brazilian real strengthens relative to the U.S. dollar), resulting in a Currency Performance of 40.00%.  Because the Currency Performance of 40.00% is positive and the Currency Performance is greater than the Contingent Minimum Return of 8.05%, the investor receives a Payment at

Maturity of $1,400.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x the greater of (a) 40.00% and (b) 8.05%) = $1,400.00

Example 4: The Final Spot Rate is greater than the Initial Spot Rate (the Brazilian real weakens relative to the U.S. dollar), resulting in a Currency Performance of -30.00%. Because the Currency Performance of -30.00% is negative by more than 10.00%, the investor is fully exposed to the negative Currency Performance and receives a Payment at Maturity of $700.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL IS LIMITED, AND YOUR INVESTMENT MAY RESULT IN A LOSS –  The notes provide the opportunity to receive at least the Contingent Minimum Return of 8.05% if the Currency Performance is positive, zero or negative by not more than 10.00%, and to participate in any appreciation of the Underlying Currency at maturity if the Currency Performance is greater than the Contingent Minimum Return. If the Currency Performance is positive, zero or negative by not more than 10.00%, you will be entitled to receive a return at maturity equal to the greater of (i) the Contingent Minimum Return and (ii) the Currency Performance.  If the Currency Performance is negative by more than 10.00%, you will receive at maturity a return on the notes reflecting the full negative Currency Performance, and you will lose a significant portion or all of your investment. Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum Currency Performance will equal 100%. Therefore, the return on the notes is limited to a maximum of 100% and the maximum Payment at Maturity on the notes will be $2,000.00 per $1,000 Face Amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
EXPOSURE TO THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY — The return on the notes, which may be positive, zero or negative, is linked to the performance of the Brazilian real, which we refer to as the Underlying Currency, relative to the U.S. dollar, which we refer to as the Reference Currency.  Accordingly, the Currency Performance will increase as the Underlying Currency appreciates relative to the U.S. dollar, and will decrease as the Underlying Currency depreciates relative to the U.S. dollar.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.”  Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the notes.  Based on current market conditions, we intend to treat them for information reporting purposes as prepaid financial contracts that are not debt, with the consequences described below.  If the notes are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity).  The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the tax consequences of ownership and disposition of your notes could be materially and adversely affected.  The remainder of this discussion is based on the treatment of the notes as prepaid financial contracts that are not debt.

Your gain or loss on the notes should be treated as ordinary income or loss under Section 988 of the Internal Revenue Code (the “Code”) unless, before the close of the day on which you acquire the notes, you make a valid election pursuant to the applicable Treasury regulations under Section 988 to treat such gain or loss as capital gain or loss (a “capital gain election”).  Assuming that the notes are properly treated as prepaid financial contracts that are not debt, we believe it is reasonable to treat the capital gain election as available and that there should be no adverse consequences as a result of having made a protective capital gain election.

To make the capital gain election (assuming it is available), you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the notes on your books and records on the day you acquire them as being subject to the election and file a prescribed statement verifying the election with your federal income tax return or (b) obtain “independent verification” of the election. Assuming that you are permitted to, and do, make the election, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if at the time of maturity or disposition you have held the notes for more than one year. The deductibility of capital losses is subject to limitations. If you do not make a valid capital gain election, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold.

It is possible that the notes might be treated as “foreign currency contracts” under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of each year (i.e., recognize income or loss as if the notes had been sold for fair market value).  Under this treatment, if applicable, gain or loss recognized on marking the notes to market and on the disposition of the notes would be ordinary in character absent a valid capital gain election (as described above).  If the election is available and a valid election is made, gain or loss recognized on marking the notes to market and on maturity or disposition of the notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to how long you had held your notes.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Currency.  In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on the Currency Performance, and will depend on whether, and the extent to which, the Currency Performance is positive or negative.  If the Currency Performance is negative by more than 10.00%, your investment will be fully exposed to the negative Currency Performance, and you will lose a significant portion and may lose all of your investment in the notes.

•
YOUR GAIN ON THE NOTES IS LIMITED – If the Currency Performance is positive, zero or negative by not more than 10.00%, you will receive at maturity $1,000.00 plus the product of $1,000.00 and the greater of (i) the Currency Performance and (ii) the Contingent Minimum Return. Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100%. Accordingly, the maximum Payment at Maturity will be $2,000.00 per $1,000 Face Amount of notes.

•
YOU WILL NOT BE ENTITLED TO THE CONTINGENT MINIMUM RETURN IF THE CURRENCY PERFORMANCE IS NEGATIVE BY MORE THAN 10.00% – If the Underlying Currency depreciates relative to the U.S. dollar, resulting in the Currency Performance being negative by more than 10.00%, you will not be entitled to receive the Contingent Minimum Return and your investment will be fully exposed to the negative Currency Performance. In this case, you will lose a significant portion or all of your initial investment.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY – You may receive a lower Payment at Maturity than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Holders of the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference

Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency's country and economic and political developments in the Reference Currency's country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

• existing and expected rates of inflation;

• existing and expected interest rate levels;

• political, civil or military unrest;

• the balance of payments between Brazil and the United States; and

• the extent of governmental surpluses or deficits in Brazil and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil, the United States and other countries important to international trade and finance.

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CURRENCY MARKETS MAY BE VOLATILE – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the return on the notes.

•
LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and, consequently, the value of and return on the notes.

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THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK – Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the Brazilian real, relative to the U.S. dollar. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate of the Underlying Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.

•
THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS – In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.

•
IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate, and therefore, on the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

•
SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Underlying Currency and, therefore, the value of the notes.

•
THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY – Changes in the Underlying Currency during the term of the notes before the Final Valuation Date will not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the Final Valuation Date, and will be based on the Final Spot Rate. As a result, the Currency Performance may be less than zero even if the Underlying Currency had moved favorably at certain times during the term of the notes before moving to an unfavorable level on the Final Valuation Date.

•
HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY DURING THE TERM OF THE NOTES – It is impossible to predict whether the Spot Rate of the Underlying Currency will rise or fall.  The actual performance of the Underlying Currency over the term of the notes may bear little relation to the historical exchange rates of the Underlying Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet.

•
MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency's home country to accounts outside the Underlying Currency's home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency's home country or to a party that is a non-resident of the Underlying Currency's home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency's home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency's home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency's home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Final Valuation Date and the Maturity Date will be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rates of the Underlying Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the Issue Price of the notes includes the agent’s commission, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade or sell your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the Spot Rate for the Underlying Currency on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Currency relative to the Reference Currency;

•	the time remaining to the maturity of the notes;

•	interest rates and yields in the market generally and in the markets of the Underlying Currency and the Reference Currency;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Currency, the Reference Currency or the markets generally;

•	suspension or disruption of market trading of the Underlying Currency;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange traded instruments. Such trading and hedging activities may affect the Spot Rate, and therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to changes in the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying Currency to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, the Final Spot Rate and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Spot Rate is not available on the Final Valuation Date. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a Market Disruption Event by the calculation agent could adversely affect the amount of payment you receive at maturity.

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THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES — As of the date of this term sheet, there is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt, as described above under “Tax Consequences.” Even if this treatment is respected, substantial uncertainties remain. For instance, you may not be permitted to make an election at the time of your investment to treat gain or loss on your notes as capital gain or loss. It is also possible that you will be required to “mark to market” your notes at the end of each tax year.  If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following table and graph show the historical exchange rates for the number of units of Brazilian reais per one U.S. dollar. The table uses daily exchange rates that are based on Bloomberg quotations for historical high and low exchange rates and Bloomberg end-of-day quotations for period-end exchange rates. The graph uses daily exchange rates that are based on Bloomberg end-of-day quotations. The Bloomberg quotations are not the same as the Spot Rate set forth above. The table shows the historical high, low and period-end exchange rates for the period from January 3, 2003 through February 22, 2013. The numbers appearing in the table may have been rounded for ease of analysis. The graph following the table sets forth the historical exchange rate performance for the period from February 22, 2003 through February 22, 2013.

The historical data set forth below are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rate set forth above or the Currency Performance. Any historical upward or downward trend in the exchange rate set forth in the following table or graph during any period set forth below is not an indication that the Spot Rate or Currency Performance is more or less likely to increase or decrease at any time during the term of the notes. A lower exchange rate indicates a strengthening of the Underlying Currency relative to the Reference Currency, while a higher exchange rate indicates a weakening of the Underlying Currency relative to the Reference Currency. The daily exchange rates published by Bloomberg may differ from the Spot Rate for the Underlying Currency. We will not use Bloomberg to determine the Spot Rate for the Underlying Currency.

Brazilian real
Historical Quarterly High, Low and Period-End Exchange Rates
January 3, 2003 through February 22, 2013
(expressed as units of Brazilian reais per one U.S. dollar)

Brazilian real	High	Low	Period End
2003	3.6815	2.8065	2.8915
2004	3.2420	2.6492	2.6560
2005	2.7854	2.1540	2.3355
2006	2.4035	2.0510	2.1364
2007	2.1640	1.7269	1.7800
2008	2.6202	1.5545	2.3145
2009	2.4501	1.6968	1.7445
2010	1.9153	1.6442	1.6613
2011	1.9549	1.5290	1.8668
2012	2.1384	1.6890	2.0516
2013 (through February 22, 2013)	2.0520	1.9495	1.9727

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.